UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

31 Hudson Yards, 11th Floor, New York, NY 10001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Bit Digital Inc. Completes the Acquisition of Enovum Data Centers Corp.

On October 14, 2024, Bit Digital, Inc. (“BTBT” or the “Company”) announced the acquisition of Enovum Data Centers Corp. (“Enovum”) an owner, operator and developer of a high performance computing (HPC) data center. This transaction vertically integrates Bit Digital’s HPC operations with an existing, fully operational and fully leased 4MW Tier-3 datacenter headquartered in Montreal, Canada. Enovum provides a strong diversity of existing and prospective colocation customers; delivers a strong pipeline of expansion site opportunities; an experienced team to lead the development processes; and enables Bit Digital to offer new service offerings such as colocation and on-demand computing to complement its existing GPU offerings. Through a newly formed wholly-owned Canadian subsidiary, the Company acquired all of the issued and outstanding capital stock of Enovum pursuant to a Share Purchase Agreement (“SPA”) entered into with the holders of Enovum capital stock. A copy of the SPA has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to this Form 6-K. The purchase price consisted of CAD $62,750,000 (approximately USD $46 million) of consideration to the Sellers paid in the form of both cash and rollover shares (as described below), subject to certain post-closing adjustments. The Sellers delivered payoff letters from Enovum’s existing lenders and capital lease providers so that Enovum was able to pay off outstanding debt in full. An escrow in the amount of CAD $3,137,500 was established to support the Sellers’ indemnification obligations. One-half of this escrow will be released to the Sellers 18 months after the closing and the balance will be released to Sellers 24 months after closing (in each case assuming no claims by BTBT have been made against the escrow account).

Certain key members of Enovum (“Senior Management”) received an aggregate of 1,618,966.62 roll-over shares with a value of CAD $6,805,538 (approximately USD $5,023,000). These shares are exchangeable for Bit Digital, Inc. ordinary shares for a period of ten years. Enovum entered into new employment agreements with Senior Management for them to continue under their current positions. Senior Management consists of Billy Krassakopoulos, CEO; Roberto D’Errico, CFO; David Bayle, CTO; and Simon Hamelin-Choquette, CSO. These agreements are for an indefinite term and provide for 12 months' severance in the event of a termination without cause (as defined by Quebec law). In addition, Senior Management received restricted share units (“RSUs”) providing for the award of Bit Digital Inc. ordinary shares. Of these RSUs an aggregate of 41,631 RSUs valued at $3.12 per share were issued under the Company’s 2023 Omnibus Equity Incentive Plan and vest quarterly over a four-year period commencing upon the first anniversary date on the first month following the Award Date. The members of Senior Management shall also be entitled to receive incentive equity compensation for 2024 and beyond provided Enovum achieves certain Additional EBITDA (as defined). For 2024 the aggregate bonus pool will be a number of RSUs with a value equal to 12 times the Additional EBITDA (defined as the increase in monthly annualized EBITDA of Enovum as of December 31, 2024 (unaudited)) over the monthly annualized EBITDA of Enovum as of September 30, 2024 derived from incremental customer revenue associated with capacity increase at the Montreal 1 data center capped at CAD $12.0 million based on BTBT’s closing share price on December 31, 2024

For 2025 and thereafter RSUs will be granted based upon increases in monthly annualized EBITDA as compared with the amounts as of every six months prior, derived from Enovum customer revenue associated with any new data centers (excluding Montreal 1), from CAD $5.0 million up to $100 million, valued at 10% of such increases or a maximum of CAD $10 million of RSUs.

Enovum’s flagship data center Montreal 1 (“MTL1”) is 65,000 square feet and is 100% leased. The center has 4MW under contract with high density racks and power redundancy to accommodate next generation AI/HPC GPUs. Enovum’s business provides high margin colocation and enables on demand computing systems and is powered by renewable hydroelectricity. This site, which is leased through 2036 with two five-year extension options features 2N UPS and 2N generators with N+1 redundant cooling design and can be expanded up to 29MW. Enovum is currently operating over 5,000 GPUs, including NVIDIA H200s and H100s. Enovum has a diversified client base with 13 customers across a variety of end markets and is expected to generate approximately CAD $10 million of revenue in 2025. Enovum has a pipeline of development sites totaling nearly 300 MW, including over 90 MW currently under letters of intent. Enovum’s business complements the Company’s GPU as-a-service business segment by providing integrated offerings of GPUs and colocation services which is more attractive to clients. Enovum is expected to unlock capital allocation operating across the Company’s GPU as-a-service and AI/HPC business while maximizing growth potential and generating synergies. The business is a vertically integrated value chain and removes the Company’s supplier dependancy. Enovum has a highly experienced proven team which is a significant step in the Company’s AI/HPC buildout plan, avoiding the significant cost and time to build the business on its own. Enovum provided over $2 million unaudited annual revenues per MW with accretive 70-80% gross margins. This should balance the Company’s volatility from its digital assets business and provide balance sheet strength as data contracts are financeable. Enovum enhances the Company’s exposure to rapidly expanding existing HPC infrastructure growth and expansion.

UNREGISTERED SALES OF EQUITY SECURITIES

The information contained above in this Report on Form 6-K in relation to the issuance to the Sellers of roll-over shares into the Company is incorporated herein by reference. The issuance of the roll-over shares is being made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 903 of Regulation S promulgated thereunder. There were no placement agents or underwriters in this transaction and no sales commissions were paid.

FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Number
10.1	Share Purchase Agreement dated October 11, 2024, by and among the Sellers, certain affiliates of the Sellers, the Sellers’ Representatives and 16428380 Canada Inc, a wholly-owned subsidiary of the Issuer. The names of the Sellers, affiliates of the Sellers, Sellers’ Representatives, certain other matters and all exhibits and schedules to this Securities Purchase Agreement have been omitted and are available upon request of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Samir Tabar
Name:	Samir Tabar
Title:	Chief Executive Officer

Date: October 17, 2024